October 17, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

       Re: Best Gofer, Inc
           Amendment No. 5 to Registration Statement on Form S-1
           Filed October 16, 2018
           File No. 333-224041

Dear Mr. Abotbol:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 16, 2018

Part 1 - Financial Information, page F-19

1. Please amend your filing to include unaudited interim financial statements as of a date and for the most recent interim period ended no more than 134 days before the expected effective date of your registration statement. In this regard, please include your interim financial statements for the quarter ended August 31, 2018. Additionally, please file the
       Form 10-Q for the quarter then ended.
 Gal Abotbol
Best Gofer, Inc
October 17, 2018
Page 2


       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameGal Abotbol
                                                           Division of
Corporation Finance
Comapany NameBest Gofer, Inc
                                                           Office of
Telecommunications
October 17, 2018 Page 2
cc:       James Parsons
FirstName LastName